

May 27, 2010

Mr. Sigmund L. Cornelius
Chief Financial Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

> **Re:**   **ConocoPhillips**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **Schedule 14A Filed March 31, 2010**
> **Response Letter Dated April 15, 2010**
> **File No. 1-32395**

Dear Mr. Cornelius:

    We have reviewed your filings and response letter and have the following
comments. Please provide a written response to our comments. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements

Note 6 – Investments, Loans and Long-term Receivables

Lukoil, Page 89

1.   We note your response to our prior comment number seven and that you are
      changing your method of recording the earnings from your investment in Lukoil.
      Your response indicates that Lukoil is now able to consistently provide financial
      information more timely than was capable in prior periods. Please explain

further, why you believe it is preferable to change your accounting for your earnings of Lukoil to a one quarter lag basis, given the receipt of more timely Lukoil financial information.

2.   In addition, please address the following related to your investment in Lukoil:

- Please provide us with an analysis of what you have historically reported as your earnings from Lukoil, compared to what you expect to report for prior 2009 quarters, using a one quarter lag basis.

- Please provide us with a temporal analysis of your historical reporting process that describes when and what information was customarily received from Lukoil, prior to your recent change in accounting policy.

- Please provide us with an understanding of the nature of the information you have historically relied upon as well as an understanding of the process of estimation you used in prior quarters.

- We note you are expecting to divest up to half of your investment in Lukoil and you have already begun selling shares in the second quarter. Please tell us how you expect the disposal of a portion of your Lukoil investment will impact your accounting and reporting. Further, given the planned divestment, explain why you believed the change in accounting principal for your equity method investment was necessary.

Schedule 14A Filed March 31, 2010

General

3.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Human Resources and Compensation Committee Report, page 42

4.   We note your reference to "other work performed for the Company by Towers Perrin," which is the Committee's compensation consultant. Please explain to us your analysis as to whether disclosure of the fees paid for this other work is required under Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis

Performance-Based Pay Programs, page 47

5.   We note your statements here and elsewhere in your CD&A discussion with regard to the Human Resources and Compensation Committee's "discretion to adjust" awards. In each instance where you reference discretion, please clarify whether the discretion is upwards, downwards or both ways. Also, clarify whether adjustments have actually been made, and in each case whether the adjustments were upwards or downwards. For example, you mention on page 56 that "the Committee approved individual performance adjustments of between 10% and 15% for each of our Named Executive Officers," but you do not explain the direction of these adjustments. Provide an example of proposed enhanced disclosure. We may have further comments after reviewing your response.

6.   Your disclosure about performance criteria for the Variable Cash Incentive Program and the Performance Share Program in CD&A differs from the discussion in footnotes (3) and (5) to the Summary Compensation Table. In the footnotes, you identify what you describe as a "second set of threshold criteria" that establish maximum amounts of possible payouts, with the HRCC then using downward discretion under Section 162(m) to establish actual award amounts. Since this appears to be a significant structural aspect of your PSP and VCIP, please enhance your CD&A discussion to address it and explain the rationale for this approach. Provide an example of proposed enhanced disclosure. We may have further comments after reviewing your response.

Performance Share Program, page 48

7.   We note your reference here to "the PSP's extended restricted stock unit holding periods." Please enhance your CD&A disclosure to explain what the holding periods are and the reasons for selecting these periods. Also, it appears from footnote (6) on page 69 that you altered the terms of the holding periods for performance periods beginning in 2009. Please explain in your CD&A the change that was made and the reasons for making the change. Provide an example of proposed enhanced disclosure. We may have further comments after reviewing your response.

Other Compensation and Personal Benefits

Defined Benefit Plans, page 50

8.   We note that your CD&A discussion of defined benefit plans is limited to the
        following two sentences: "We also maintain nonqualified defined benefit plans
        for our executives. The primary purpose of these plans is to provide benefits that
        an executive would otherwise lose due to limitations imposed by the Internal
        Revenue Code on qualified plans." However, we note from a review of your
        narrative disclosure under "Pension Benefits" beginning on page 71 that you have
        a Key Employee Supplemental Retirement Plan (KASRP), which is not
        mentioned in your CD&A. Furthermore, there are substantial amounts associated
        with the KASRP; for example, in the table on page 73, a figure of $60,508,043
        appears for the present value of Mr. Mulva's accumulated benefit. Please
        enhance your disclosure in CD&A to explain the rationale for the KASRP and
        any other significant benefits that are not currently fully discussed in the CD&A.
        Provide us with an example of your proposed enhanced disclosure. We may have
        further comments after reviewing your response.

Engineering Comment

Notes to Consolidated Financial Statements, page 78

Proved Undeveloped Reserves, page 147

9.   We note response 12 in your April 15, 2010 letter, "…To build central facilities
        that would process the entire field simultaneously would be neither economic nor
        environmentally efficient." Please explain to us the environmental restrictions
        (and any physical constraints beyond your control) that would prevent you from
        constructing central facilities sufficient to initiate full field development within
        the five year window. Address the project criteria presented in Compliance and
        Disclosure Interpretations Item 108.01 with attention to lost capital from
        premature project termination and the consequences of an investment decision to
        develop only a portion of the field reserves.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director